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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51356

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NEXT Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 Wilcrest Drive, Suite 620
(No. and Street)

Houston (City) Texas (State) 77042 (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 26 2004 WASH. D.C. 181 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd. (Address) Dallas (City) TX (State) 75244 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark S. Brooks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEXT Financial Group, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NADIA A. TROUTENKO
NOTARY PUBLIC, STATE OF TEXAS
MY COMMISSION EXPIRES
APRIL 6, 2008

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NEXT FINANCIAL GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2003

NEXT FINANCIAL GROUP, INC.

CONTENTS

J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

Independent Auditor's Report

To the Board of Directors and Stockholders
NEXT Financial Group, Inc.

We have audited the accompanying statement of financial condition of NEXT Financial Group, Inc. as of December 31, 2003, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NEXT Financial Group, Inc., as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
January 16, 2004

14175 Proton Road • Dallas, Texas 75244-3692 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

NEXT FINANCIAL GROUP, INC.
Statement of Financial Condition
December 31, 2003

ASSETS

Cash and cash equivalents	$	2,264,365
Receivable from broker-dealers and clearing organizations		736,592
Property and equipment, net of accumulated depreciation		209,546
Other assets		265,425
	$	3,475,928

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	472,618
Commissions payable		1,136,556
Total liabilities		1,609,174
Stockholders' equity		
Common stock, 1,000,000 shares authorized with $.01 par value, 653,538 shares issued and 641,086 shares outstanding		6,535
Additional paid-in capital		3,746,165
Treasury stock, 12,452 shares, at cost		(131,085)
Retained earnings (deficit)		(1,754,861)
Total stockholders' equity		1,866,754
	$	3,475,928

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.

Statement of Income

For the Year Ended December 31, 2003

Revenues	
Commissions income	$ 21,233,189
Investment advisory fees	3,322,580
Other revenue related to securities	441,899
Interest income	45,709
Total revenues	25,043,377
Expenses	
Salaries and other employment costs	1,492,660
Commissions and clearance paid other brokers	21,712,482
Communications	193,179
Occupancy and equipment costs	161,862
Promotional costs	724,224
Interest expense	485
Regulatory fees and expense	83,777
Other expenses	493,648
Total expenses	24,862,317
Net income before income taxes	181,060
Provision for Federal Income Taxes	--
Net Income	$ 181,060

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2003

	Common Stock Shares Outstanding	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings (Deficit)	Total
Balance at December 31, 2002	651,538	$ 6,515	$ 3,738,680	$ (150,500)	$ (1,935,921)	$ 1,658,774
Purchase of treasury stock - 11,923 shares				(166,922)		(166,922)
Sale of common stock	2,000	20	7,485			7,505
Sale of treasury stock - 5,017 shares (exercise of options)				39,988		39,988
Sale of treasury stock - 12,454 shares (stock purchase plan)				146,349		146,349
Net income					181,060	181,060
Balance at December 31, 2003	653,538	$ 6,535	$ 3,746,165	$ (131,085)	$ (1,754,861)	$ 1,866,754

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2003

Balance at December 31, 2002	$	--
Increases		--
Decreases		--
Balance at December 31, 2003	$	--

The accompanying notes are an integral part of these financial statements.

NEXT FINANCIAL GROUP, INC.
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities:	
Net income	$ 181,060
Adjustments to reconcile net income to net cash provided (used) by operating activities	
Depreciation	49,702
(Increase) decrease in accounts receivable from broker-dealers and clearing organization	(129,531)
(Increase) decrease in other assets	(115,063)
Increase (decrease) in accounts payable and accrued expenses	186,304
Increase (decrease) in accrued sales commissions	177,887
Increase (decrease) in securities sold not yet purchased	(167)
Net cash provided by operating activities	350,192
Cash flows from investing activities:	
Property and equipment purchases	(158,845)
Net cash used by investing activities	(158,845)
Cash flows from financing activities:	
Sale of common stock	193,842
Purchase of treasury stock	(166,922)
Net cash provided by financing activities	26,920
Net increase in cash and cash equivalents	218,267
Cash and cash equivalents at beginning of year	2,046,098
Cash and cash equivalents at end of year	$ 2,264,365
Supplemental disclosures:	
Cash paid during the year for:	
Interest	$ 485
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

NEXT Financial Group, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Virginia corporation. The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), whereby a clearing broker-dealer performs clearing functions for all broker/dealer transactions with customers and brokers and dealers on a fully disclosed basis. The Company also has agreements for clearing functions with other various mutual fund and variable annuity brokers. The Company receives commissions on trades that are facilitated through the clearing broker-dealer and other brokers.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis. Commissions revenue and related expenses from the sale of mutual funds are recorded on a trade date basis.

Securities readily marketable are carried at fair market value and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations. No securities were owned by the Company as of December 31, 2003.

Securities sold but not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermine price. The Company is obligated to acquire the securities at prevalent market prices in the future to satisfy this obligation. No securities were sold but not yet purchased as of December 31, 2003.

Advertising costs are expensed as incurred. Total advertising costs incurred for the year ended December 31, 2003 were $107,666 and are reflected in promotional costs.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Note 1 - Summary of Significant Accounting Policies, continued

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company applies the recognition and measurement provisions of APB Opinion No. 25 to account for compensation cost of stock option plans, which is referred to as the intrinsic value method. No compensation was recognized by the Company for 2003 as all options carried exercise prices equal to the market prices of the common stock on the dates of grant. The following table shows the effects of net income had compensation cost been measured by the fair value method pursuant to FASB Statement No. 123.

Net income, as reported	$ 181,060
Compensation cost based on the fair value method	71,602
Pro forma net income	$ 109,458

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003 the Company had net capital of approximately $1,309,858 and net capital requirements of $107,278. The Company's ratio of

Note 2 - Net Capital Requirements, continued

aggregate indebtedness to net capital was 1.23 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Operating Leases

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year:

Year ending December 31,	
2004	$ 142,652
2005	186,293
2006	188,560
2007	191,394
2008	197,628
Thereafter	364,987
	$1,271,514

Rental expense for the year ended December 31, 2003 was $123,389 and is reflected in occupancy and equipment costs.

Note 5 - Federal Income Taxes

At December 31, 2003, the Company has net operating losses of approximately $1,505,597 which would be carried forward to offset against future taxable income. This net operating loss carryforward would expire as follows:

Note 5 - Federal Income Taxes, continued

Year ending December 31,	
2013	$ 182,191
2014	700,962
2015	384,983
2016	237,361
	$1,505,597

The tax benefit from the net operating loss carryforward of $1,505,597 has not been reported in these financial statements because the Company believes it is likely that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount.

The provision for federal income taxes consists of the following:

Income tax before carryforwards	$ 57,918
Benefit from utilization of net operating loss carryfoward of $193,060	(57,918)
Provision for federal income taxes	$ -0-

Note 6 - Employee Benefits

The Company has a 401(k) savings plan for all employees who have completed one month of service. The plan allows the Company to make discretionary matching contributions, as well as additional discretionary contributions. The Company made no contributions to the plan for the year ended December 31, 2003.

Note 7 - Property and Equipment

The classes of property and equipment are as follows:

Furniture and fixtures	$ 49,590
Computer equipment and software	320,951
Leasehold improvements	15,455
	385,996
Less: accumulated depreciation	(176,450)
	$ 209,546

Note 7 - Property and Equipment, continued

Depreciation expense for the year ended December 31, 2003 was $49,702 and is reflected in occupancy and equipment costs and other expenses.

Note 8 - Stock Options

The Company grants options to key employees to purchase shares of its common stock at a value determined by management on the date of grant. Options generally vest over one to six years, and currently expire no later than six years from the date of grant.

The weighted average fair value of the options granted (extended) during the year was estimated using the Black-Scholes option pricing model in 2003 using the following assumptions:

Risk-free interest rate (range)	0.86 to 4.01
Expected life (years) (range)	1 to 10
Expected volatility	-0-
Expected dividends	-0-

A summary of option transactions during the year ended December 31, 2003 is shown below:

	Number of Options	Weighted-Average Exercise Price
Outstanding at December 31, 2002	318,500	$ 9.20
Granted	94,000	14.00
Exercised	(5,017)	7.97
Canceled	(115,400)	14.44
Outstanding at December 31, 2003	292,083	$ 12.45
Exercisable at December 31, 2003	224,083	$ 10.85
Weighted average fair value of options granted during 2003	$ 2.44	

Note 8 - Stock Options, continued

A summary of options outstanding as of December 31, 2003 is shown below:

Exercise Price	Number of Options Outstanding	Weighted-Average Remaining Contractual Life of Options Outstanding	Number of Options Exercisable
$ 3.75	5,000	1.00 year	--
7.50	9,900	1.00 year	7,900
8.25	47,500	1.79 years	47,500
8.75	40,000	3.00 years	40,000
10.00	20,000	2.50 years	10,000
10.50	37,500	1.80 years	37,500
12.00	10,000	4.00 years	--
14.00	81,183	6.03 years	81,183
20.00	17,000	1.00 year	--
24.00	12,000	2.00 years	--
27.00	12,000	3.00 years	--
	292,083		224,083

If the option holders' employment is terminated, any unvested portion of the options will expire.

Effective January 15, 2003, all shares exercised under the Plan are to be sold out of treasury stock.

Note 9 - Stock Purchase Plan

The Company has a stock purchase plan under which any director, employee, or registered representative of the Company who has attained age 21 is eligible to participate. Under the Plan, each eligible participant may subscribe to purchase up to 10,000 shares of the Company's common stock at fair market value as determined by the Board of Directors. The maximum number of shares of the Company's common stock which is available for issuance under the Plan is 120,000. Each participant may pay cash for shares subscribed or may pay for subscribed shares by authorizing payroll deductions over a period not to exceed two years. Shares are issued upon completion of the participant's obligation.

Note 9 - Stock Purchase Plan, continued

Effective January 15, 2003, all shares sold under the Plan are to be sold out of treasury stock. As the Plan is non-compensatory, the Plan does not result in compensation costs. Activity of the Plan for the year ended December 31, 2003, is as follows:

Shares

	Shares Subscribed	Shares Issued	Shares Reserved
Balance, January 1, 2003	80,694	73,529	7,165
Subscriptions initiated	15,685	--	15,685
Subscriptions completed	--	12,454	(12,454)
Balance, December 31, 2003	96,379	85,983	10,396

Note 10 - Concentration Risk

At December 31, 2003, and at various other times during the year, the Company had cash balances in excess of federally insured limits of $100,000.

Note 11 - Commitment and Contingencies

The Company has been named as a defendant in an arbitration proceeding incidental to its securities business. The plaintiff seeks damages in excess of $350,000. Management intends to present a vigorous defense.

The ultimate outcome of the proceedings cannot presently be determined. Accordingly, no provision for any liability related to this matter has been made in these financial statements.

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2003, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 12 - Purchase of Treasury Stock

On July 17, 2003, the Board of Directors authorized the Company to purchase up to 20,000 common shares at a maximum of $14 per share. Pursuant to that authorization, the Company purchased 11,923 common shares for $166,922 during 2003.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2003

Schedule I

NEXT FINANCIAL GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2003

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital		$ 1,866,754
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		1,866,754
Deductions and/or charges		
Non-allowable assets:		
Receivable from broker-dealers and clearing organizations	$ 14,917	
Property and equipment	209,546	
Other assets	265,425	
Excess fidelity bond deductible	11,694	
Deficits in clearing account	1,038	(502,620)
Net capital before haircuts on securities positions		1,364,134
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Money market accounts	38,003	
Undue concentration	16,273	(54,276)
Net capital		$ 1,309,858

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 472,618
Commissions payable	1,136,556
Total aggregate indebtedness	$ 1,609,174

Schedule I (continued)

NEXT FINANCIAL GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 107,278
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 107,278
Net capital in excess of required minimum	$ 1,202,580
Excess net capital at 1000%	$ 1,148,941
Ratio: Aggregate indebtedness to net capital	1.23 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

NEXT FINANCIAL GROUP, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2003

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Pershing, LLC

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended

December 31, 2003

J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholders
NEXT Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental information of NEXT Financial Group, Inc. (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

14175 Proton Road • Dallas, Texas 75244-3692 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
January 16, 2004